FOR IMMEDIATE RELEASE
CONTACT:
Raphael Carty
516.734.3777
Raphael.Carty@dealertrack.com
Tom Pratt
RF|Binder Partners
212.994.7563
Tom.Pratt@rfbinder.com
DEALERTRACK ANNOUNCES RESULTS OF TENDER OFFER
Lake Success, NY, June 5, 2007 —DealerTrack Holdings, Inc. (Nasdaq: TRAK) today announced the expiration of the subsequent offering period of the tender offer for the outstanding shares of Arkona, Inc. (OTCBB: ARKN.OB). The subsequent offering period expired as scheduled at 5:00 p.m., New York City time, on Monday, June 4, 2007.
The depositary for the offer has advised that a total of 35,837,760 Arkona shares were validly tendered for $1.38 per share during the initial and subsequent offering periods, representing approximately 94% of the outstanding shares of Arkona. DealerTrack has accepted for payment all tendered shares.
As the final step in this process, DealerTrack intends to merge Arkona with a DealerTrack subsidiary. DealerTrack will acquire all other Arkona shares (other than those as to which holders properly exercise appraisal rights) at the same price of $1.38 per share of common stock, without interest and less any required withholding taxes. DealerTrack will be able to effect this merger without a meeting of Arkona stockholders. Stockholders who continue to hold Arkona shares at the time of the merger and who fulfill certain other requirements of Delaware law will have appraisal rights in connection with the merger. At the completion of the merger, Arkona will become a wholly owned subsidiary of DealerTrack.
About DealerTrack
DealerTrack Holdings, Inc. (Nasdaq: TRAK) is a leading provider of on-demand software and data solutions for the U.S. automotive retail industry. Our solutions enable dealers to receive consumer leads, submit credit applications, compare financing and leasing options, sell insurance and other aftermarket products, document compliance, and execute financing contracts electronically. Over 22,000 dealers, more than 350 financing sources, and many other service and information providers are active in the DealerTrack network. For more information, visit www.dealertrack.com.
Safe Harbor for Forward-Looking and Cautionary Statements

Statements in this press release regarding DealerTrack, the tender offer to acquire Arkona shares, the completion of the merger of Arkona, and all other statements in this release other than the recitation of historical facts are forward-looking statements (as defined in the Private Securities Litigation Reform Act of 1995). These statements involve a number of risks, uncertainties and other factors that could cause actual results, performance or achievements of DealerTrack to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements.
Factors that might cause such a difference include: the ability to retain Arkona’s customer base, the ability to integrate Arkona’s business, and other risks listed in DealerTrack’s 2006 Form 10-K and other Securities and Exchange Commission filings. These filings are available on DealerTrack’s website at www.dealertrack.com and the SEC’s website at www.sec.gov. Forward-looking statements included herein speak only as of the date hereof. DealerTrack disclaims any obligation to revise or update such statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events or circumstances.
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